Registration No. 333-198160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1

TO

FORM F-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BCE INC.

(Exact Name of Registrant as Specified in Its Charter)

CANADA	4813	26-2663280
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

1, carrefour Alexander-Graham-Bell

Building A, 8th Floor

Verdun, Québec

Canada H3E 3B3

(514) 870-8777

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates, 850 Library Ave, Newark Delaware 19711, (302) 738-6680

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

Copies to:

Michel Lalande Corporate Secretary BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec Canada H3E 3B3	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This amendment to the Registration Statement shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

EXPLANATORY NOTE

The Registrant hereby amends its Registration Statement on Form F-8 (Commission File No. 333-198160) to include the Notice of Extension, dated September 22, 2014.

The Registrant previously paid a registration fee of $38,160.91 for the registration of 7,467,313 of its common shares, which amount represents the maximum number of the Registrant’s common shares issuable to U.S. holders upon consummation of the exchange offer for all of the issued and outstanding common shares of Bell Aliant Inc. on the terms and as described herein.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Offer and Circular, dated August 14, 2014 (the “Offer and Circular”).*

Notice of Extension, dated September 22, 2014 (the “Notice of Extension”).

2.	Informational Legends.

See page (i) (continuation of cover page) of the Offer and Circular dated August 14, 2014.*

See page (iii) of the Notice of Extension.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of the Registrant at BCE Inc., 1, carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun, Québec, Canada, H3E 3B3 or by telephone at (514) 786-8424.

4.	List of Documents Filed with the Commission.

See the heading “Documents Filed with the SEC as Part of the Registration Statement” in the Offer and Circular.*

References to web addresses in the Offer and Circular and Notice of Extension are included as inactive textual references only. Except as specifically incorporated by reference into the Offer and Circular, information on these websites is not part of the Offer and Circular or part of this Registration Statement.

*	Previously filed.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

If you have questions, please contact CST Phoenix Advisors, our information agent, by telephone at 1-866-822-1244 (Toll Free in North America) or 1-201-806-7301 (Collect Outside North America) or by email at inquiries@phoenixadvisorscst.com.

The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Common Shareholders in the United States should read the Notice to Common Shareholders in the United States on page iii of this Notice of Extension.

September 22, 2014

BCE INC.

NOTICE OF EXTENSION

of BCE Inc.’s offer to purchase

all of the issued and outstanding Common Shares of

BELL ALIANT INC.

on a per share basis of, at the election of each holder of Common Shares:

(a) $31.00 in cash, subject to pro-ration;

(b) 0.6371 of a BCE Inc. Common Share, subject to pro-ration; or

(c) $7.75 in cash and 0.4778 of a BCE Inc. Common Share

BCE Inc. hereby gives notice that it is amending its offer dated August 14, 2014 (the “Original Offer”) to purchase, upon the terms and subject to the conditions of the Original Offer, all of the issued and outstanding common shares (the “Common Shares”) of Bell Aliant Inc., other than Common Shares held by BCE Inc. and its Affiliates, in order to extend the Original Offer to 5:00 p.m. (Eastern time) on October 2, 2014. The Original Offer, as extended hereby, is referred to herein as the “Offer”.

THE ORIGINAL OFFER HAS BEEN EXTENDED, AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON OCTOBER 2, 2014 UNLESS FURTHER EXTENDED BY THE OFFEROR.

The Offeror has taken up all Common Shares tendered to the Offer prior to 5:00 p.m. (Eastern time) on September 19, 2014. All conditions to the Offer have been satisfied and the Offeror has taken up sufficient Common Shares to complete the acquisition of 100% of the outstanding Common Shares.

Common Shareholders who have tendered to the Offer prior to 5:00 p.m. (Eastern time) on September 19, 2014 will receive payment on or about September 24, 2014. Common Shareholders who tender to the Offer prior to 5:00 p.m. (Eastern time) on October 2, 2014 will receive payment no later than October 7, 2014. Common Shareholders who do not tender to the Offer will not receive payment until after October 31, 2014.

The tax treatment to Common Shareholders resident in Canada under the Offer may be more favourable than the tax treatment under a subsequent acquisition transaction.

Common Shareholders who have validly deposited and not withdrawn their Common Shares do not need to take any further action to accept the Offer.

(Continued from previous page)

This Notice of Extension should be read in conjunction with the Original Offer and accompanying circular dated August 14, 2014 (the “Original Circular” and, together with the Original Offer, the “Original Offer and Circular”). The Original Offer and Circular and this Notice of Extension together constitute the “Offer and Circular”. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery continue to be applicable in all respects.

Common Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal and Election Form that accompanied the Original Offer and Circular, a copy of which is available on SEDAR at www.sedar.com, and tender it, together with the certificate(s) representing their Common Shares, in accordance with the instructions in the Letter of Transmittal and Election Form. Alternatively, Common Shareholders may accept the Offer by following the procedures for book-entry transfer or guaranteed delivery as described in Section 3 of the Original Offer, “Manner of Acceptance”. Common Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Common Shares directly with the Depositary.

Common Shareholders whose Common Shares are held in an account with an investment dealer, broker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.

Questions and requests for assistance may be directed to the Depositary or the Information Agent. Contact details may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

No person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

Common Shareholders should be aware that the disposition of their Common Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences in Canada, the United States and other jurisdictions. Such consequences may not be fully described in the Offer and Circular and such Common Shareholders are encouraged to consult their tax advisors with respect to tax considerations applicable to them. See “Certain Canadian Federal Income Tax Considerations” in Section 8 of this Notice of Extension and “Certain Canadian Federal Income Tax Considerations” in Section 25 and “Certain United States Federal Income Tax Considerations” in Section 26 of the Original Offer and Circular.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Common Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Common Shareholders in any such jurisdiction.

ii

NOTICE TO COMMON SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the Exchange Act, or Regulation 14D promulgated thereunder. The Offer is being conducted in accordance with Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder as applicable to a tender offer (a) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (b) that is conducted under applicable U.S. – Canadian multijurisdictional disclosure system and cross-border tender offer rules that permit the Offeror, a Canadian foreign private issuer, to prepare the Offer and Circular in accordance with the disclosure requirements of Canadian provincial and federal Law, and in accordance with Canadian provincial and federal corporate and takeover offer rules.

The Offeror has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 and other documents and information concerning the Offer and the proposed acquisition of the Company, and expects to mail this Notice of Extension to Common Shareholders. Pursuant to General Instruction V(D) of Form F-8, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and Common Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.

The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Common Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference into the Original Offer and Circular have been prepared in accordance with International Financial Reporting Standards, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Common Shareholders in the United States should be aware that the disposition of their Common Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein and such Common Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 25 and “Certain United States Federal Income Tax Considerations” in Section 26 of the Original Offer and Circular.

The enforcement by Common Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Common Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Common Shares, or certain related securities, as permitted by applicable Law or regulations of the United States, Canada or its provinces or territories.

iii

CURRENCY

All references to “$” mean Canadian dollars.

FORWARD-LOOKING STATEMENTS

This Notice of Extension and the Original Offer and Circular contain forward-looking statements including, but not limited to, those relating to the Offer, information concerning the Company and the Offeror (and their respective Affiliates), and other statements that are not historical facts. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on the Offeror’s current expectations, estimates and assumptions of anticipated future events and circumstances. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbor” provisions of applicable Canadian Securities Laws. It is important to know that:

•	unless otherwise indicated, forward-looking statements in the Offer and Circular describe the Offeror’s expectations as at September 22, 2014 and, accordingly, are subject to change after such date;

•

the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements in the Offer and Circular. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned against relying on these forward-looking statements; and

•

the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian Securities Laws.

The Offeror made a number of assumptions in making forward-looking statements in the Offer and Circular.

Certain risk factors could cause actual results or events to differ materially from the results or events expressed or implied in the forward-looking statements in the Offer and Circular. For a discussion regarding such risks, see, in particular, the sections of the Original Circular entitled “Source of Funds”, “Purpose of the Offer and Plans for the Company”, “Certain Information Concerning the Securities of the Offeror”, “Regulatory Matters” and “Risk Factors”, as well as section 9, Business Risks, of the Annual MD&A and the other sections of the Annual MD&A referred to in such section 9, as updated in the Offeror’s management’s discussion and analysis for the three months ended March 31, 2014 and 2013 and in the Interim MD&A. The Offeror cautions you that the risks described in the above-mentioned sections and documents are not the only ones that could affect the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror. Except as otherwise indicated by the Offeror, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after September 22, 2014. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. The Offeror, therefore, cannot describe the expected impact in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about the Offeror and the Offer and its anticipated impacts.

The Original Offer and Circular also contains forward-looking statements and this cautionary note should be read in conjunction with the Forward-Looking Statements in the Original Offer and Circular, except as amended herein.

1

NOTICE OF EXTENSION

September 22 , 2014

TO: THE HOLDERS OF COMMON SHARES OF BELL ALIANT INC.

This Notice of Extension amends and supplements the Original Offer and Circular, pursuant to which the Offeror is offering to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding Common Shares, other than Common Shares held by the Offeror and its Affiliates.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Original Offer and Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended hereby, and all references in such documents to the “Circular” or the “Offer and Circular” mean the Original Offer and Circular as amended hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein that are defined in the Original Offer and Circular have the respective meanings given to them in the Original Offer and Circular.

1.	EXTENSION OF THE OFFER

The Offeror has extended the time for acceptance of the Offer to 5:00 p.m. (Eastern time) on October 2, 2014 unless the Offer is further extended by the Offeror.

Accordingly, all references to “5:00 p.m. (Eastern time) on September 19, 2014” in the Original Offer and Circular are amended to refer to “5:00 p.m. (Eastern time) on October 2, 2014”.

2.	TIME FOR ACCEPTANCE

The Offer is now open for acceptance until 5:00 p.m. (Eastern time) on October 2, 2014 unless the Offer is further extended by the Offeror.

The Offeror has taken up all Common Shares tendered to the Offer prior to 5:00 p.m. (Eastern time) on September 19, 2014. All conditions to the Offer have been satisfied and the Offeror has taken up sufficient Common Shares to complete the acquisition of 100% of the outstanding Common Shares.

Common Shareholders who tender to the Offer prior to 5:00 p.m. (Eastern time) on September 19, 2014 will receive payment on or about September 24, 2014. Common Shareholders who tender to the Offer prior to 5:00 p.m. (Eastern time) on October 2, 2014 will receive payment no later than October 7, 2014. Common Shareholders who do not tender to the Offer will not receive payment until after October 31, 2014. See Section 7 of this Notice of Extension, “Acquisition of Common Shares Not Deposited Under the Offer”.

The tax treatment to shareholders resident in Canada under the Offer may be more favourable than the tax treatment under a Subsequent Acquisition Transaction. See Section 8 of this Notice of Extension, “Certain Canadian Federal Income Tax Consideration”.

Common Shareholders who have validly deposited and not withdrawn their Common Shares do not need to take any further action to accept the Offer.

3.	MANNER OF ACCEPTANCE

Common Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, “Manner of Acceptance”.

4.	TAKE-UP AND PAYMENT FOR DEPOSITED COMMON SHARES

Any Common Shares tendered to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for not later than ten (10) calendar days after such tender. See Section 6 of the Original Offer, “Take-Up and Payment for Deposited Common Shares”.

2

5.	RIGHT TO WITHDRAW DEPOSITED COMMON SHARES

Unless otherwise required or permitted by applicable Law, any Common Shares tendered in acceptance of the Offer may be withdrawn by or on behalf of the depositing Common Shareholder at any time before the Common Shares have been taken up by the Offeror and in the other circumstances described in Section 8 of the Original Offer, “Right to Withdraw Deposited Common Shares”. Except as otherwise provided in Section 8 of the Original Offer, “Right to Withdraw Deposited Common Shares”, all deposits of Common Shares pursuant to the Offer are irrevocable.

6.	RECENT DEVELOPMENTS

By notice to the Depositary on September 19, 2014, the Offeror extended the time for acceptance of the Offer to 5:00 p.m. (Eastern time) on October 2, 2014 as described herein. Immediately prior to extending the Offer, the Offeror took up and accepted for payment all of the Common Shares tendered to the Offer prior to 5:00 p.m. (Eastern time) on September 19, 2014 (the “Initial Expiry Time”). All conditions to the Offer, including the Minimum Tender Condition, have been satisfied and the Offer is now unconditional.

7.	ACQUISITION OF COMMON SHARES NOT DEPOSITED UNDER THE OFFER

If at least 90% of the outstanding Common Shares, other than Common Shares held on the date of the Offer by or on behalf of the Offeror and its Affiliates, are tendered to the Offer, the Offeror intends to acquire the balance of the Common Shares not tendered by way of a Compulsory Acquisition on or about October 31, 2014, as more fully described in the Original Offer and Circular. If less than 90% of the outstanding Common Shares, other than Common Shares held on the date of the Offer by or on behalf of the Offeror and its Affiliates, are tendered to the Offer, the Offeror intends to effect, and will hold sufficient votes to approve, a Subsequent Acquisition Transaction to acquire the remaining Common Shares on or about October 31, 2014, as more fully described in the Original Offer and Circular.

See Section 24 of the Original Circular, “Acquisition of Common Shares not Deposited under the Offer”.

8.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The tax treatment of a Common Shareholder who is resident in Canada may be less favourable under a Subsequent Acquisition Transaction than under the Offer. Common Shareholders who have not yet tendered their Common Shares to the Offer are urged to consult their own tax advisors to determine the particular tax consequences to them of not tendering their Common Shares to the Offer before the Expiry Time. See Section 25 of the Circular, “Certain Canadian Federal Tax Considerations”.

9.	CONSEQUENTIAL AMENDMENTS TO THE ORIGINAL OFFER AND CIRCULAR AND OTHER DOCUMENTS

The Original Offer and Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery shall be read together with this Notice of Extension and are hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension.

10.	STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Common Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to those Common Shareholders. However, such rights must be exercised within prescribed time limits. Common Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

11.	DIRECTORS’ APPROVAL

The contents of this Notice of Extension have been approved and the sending thereof to the Common Shareholders has been authorized by the board of directors of the Offeror.

3

CERTIFICATE OF BCE INC.

Dated: September 22, 2014

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

(signed) George A. Cope	(signed) Siim A. Vanaselja
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

On behalf of the Board of Directors of BCE Inc.

(signed) Thomas C. O’Neill	(signed) Robert E. Brown
Director	Director

4

The Depositary for the Offer is:

CST Trust Company

By Mail

P. O. Box 1036

Adelaide Street Postal Station

Toronto, Ontario M5C 2K4

Canada

Attention: Corporate Actions

By Registered Mail, Hand or by Courier	By Hand

B1 Level 320 Bay Street Toronto, ON M5H 4A6 Canada Attention: Corporate Actions	1660 Hollis Street Suite 406 Halifax, NS B3J 1V7 Canada

Toll Free: 1-866-271-6893

International: 1-416-682-3860

E-mail: inquiries@canstockta.com

Any questions and requests for assistance may be directed to the Information Agent:

North American Toll Free Phone:

1-866-822-1244

Banks, Brokers and collect calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

The Registrant (“the Corporation” or “BCE”) was incorporated in 1970 and was continued under the Canada Business Corporations Act (the “CBCA”) in 1979.

The directors of the Corporation adopted on May 27, 2003 a resolution providing as follows:

Section 8 — INDEMNIFICATION OF DIRECTORS AND OFFICERS AND OTHER INDIVIDUALS —

Subject to the limitations contained in the CBCA but without limit to the right of the Corporation to indemnify any person under the CBCA or otherwise, the Corporation shall indemnify a Director or Officer, a former Director or Officer or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if (a) such individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that such individual’s conduct was lawful. The Corporation shall advance moneys to the Director, Officer or other individual for the costs, charges and expenses of a proceeding referred to herein provided that the individual shall repay the moneys if the individual does not fulfill the conditions of subsection 124(3) of the CBCA.

This resolution represents, in general terms, the extent to which directors and officers may be indemnified by the Corporation under the CBCA, the governing Act to which the Corporation is subject. Except in the case of an action taken by the Corporation or of a derivative action taken by a shareholder on behalf of the Corporation, as provided below, the CBCA provides that a director or officer may be indemnified by the Corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the director or officer is involved because of that association with the Corporation if (i) such individual acted honestly and in good faith with a view to the best interests of the Corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that the individual’s conduct was lawful. The right of indemnification is more limited where directors or officers are sued by the Corporation or on its behalf by a shareholder. In those cases, the Corporation may, with the approval of a court, indemnify directors and officers against all costs, charges and expenses reasonably incurred by the individual in connection with such action, but not the amount of the judgment or settlement of an action, provided the individual fulfills the conditions of (i) and (ii) above. A director or officer must be indemnified for costs, charges and expenses if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that such director or officer ought to have done and fulfils the conditions of (i) and (ii) above. The Corporation may advance moneys to a director or officer for the costs, charges and expenses referred to above, provided that such director or officer shall repay the moneys if the individual does not fulfil the conditions of (i) and (ii) above.

The directors and officers of the Corporation are covered by a directors’ and officers’ liability insurance policy indemnifying, subject to its terms and conditions, against certain civil liabilities which might be incurred by them in such capacities.

In addition, each director and certain officers have entered into indemnification agreements with the Corporation generally providing for indemnification of such person for liabilities incurred in connection with his or her service as a director or officer and obliging the Corporation to maintain liability insurance to support their indemnification obligations under such agreement.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

(a)

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)

Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

2.	Consent to Service of Process

The Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X on August 15, 2014. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this registration statement.

Exhibit Index

Number	Description

1.1*	Letter of Transmittal and Election Form.

1.2*	Notice of Guaranteed Delivery.

1.3*	Barclays Capital Canada Inc. Valuation and Fairness Opinion, dated July 22, 2014.

1.4*	Scotia Capital Inc. Fairness Opinion, dated July 22, 2014.

2.1*	Support Agreement between the Registrant, Bell Aliant, and Bell Aliant Preferred Equity Inc. dated July 23, 2014.

2.2*	Lock-up Agreement between BCE and Fred Crooks, dated July 23, 2014.

2.3*	Lock-up Agreement between BCE and Robert Dexter, dated July 23, 2014.

2.4*	Lock-up Agreement between BCE and Chuck Hartlen, dated July 23, 2014.

2.5*	Lock-up Agreement between BCE and Glen LeBlanc, dated July 23, 2014.

2.6*	Lock-up Agreement between BCE and Rod MacGregor, dated July 23, 2014.

2.7*	Lock-up Agreement between BCE and Dan McKeen, dated July 23, 2014.

2.8*	Lock-up Agreement between BCE and Edward Reevey, dated July 23, 2014.

2.9*	Lock-up Agreement between BCE and Karen Sheriff, dated July 23, 2014.

2.10*	Lock-up Agreement between BCE and Louis Tanguay, dated July 23, 2014.

3.1*

The audited consolidated financial statements of BCE for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof (incorporated by reference to Exhibit 99.2 to BCE’s Form 40-F filed with the Commission on March 12, 2014 (the “Form 40-F”)).

3.2*	Management’s discussion and analysis of financial condition and results of operation of BCE for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.2 of the Form 40-F).

3.3*	Annual Information Form of BCE dated March 6, 2014 for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.1 of the Form 40-F).

3.4*

The notice of annual meeting and management proxy circular of BCE dated March 6, 2014, in connection with the annual meeting of BCE’s shareholders held on May 6, 2014 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on March 25, 2014).

3.5*

The unaudited consolidated interim financial statements of BCE for the six months ended June 30, 2014 and 2013 and notes related thereto (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 7, 2014).

3.6*

Management’s discussion and analysis of financial condition and results of operation of BCE for the six months ended June 30, 2014 and 2013 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 7, 2014).

4.1*	Consent of Goodmans LLP

4.2*	Consent of Barclays Capital Canada Inc.

4.3*	Consent of Scotia Capital Inc.

4.4*	Consent of Deloitte LLP

5.1*	Powers of Attorney.

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montréal, Québec, Canada, on this 22nd day of September, 2014.

BCE Inc.

By:	/s/ George A. Cope
George A. Cope
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

President and Chief Executive Officer, and Director, BCE Inc. (Principal Executive Officer)
/s/ George A. Cope
George A. Cope
September 22, 2014

Executive Vice-President and Chief Financial Officer, BCE Inc. (Principal Financial Officer)
/s/ Siim A. Vanaselja
Siim A. Vanaselja
September 22, 2014

Senior Vice-President and Controller, BCE Inc. (Principal Accounting Officer)
/s/ Thierry Chaumont
Thierry Chaumont
September 22, 2014

*	Chairman and Director
Thomas C. O’Neill September 22, 2014

*	Director
Barry K. Allen September 22, 2014

*	Director
Ronald A. Brenneman September 22, 2014

*	Director
Sophie Brochu September 22, 2014

*	Director
Robert E. Brown September 22, 2014

*	Director
David F. Denison September 22, 2014

*	Director
Ian Greenberg September 22, 2014

*	Director
Robert C. Simmonds September 22, 2014

*	Director
Carole Taylor September 22, 2014

*	Director
Paul R. Weiss September 22, 2014

*	/s/ Paul Stinis
Paul Stinis Attorney-in-fact for the persons indicated September 22, 2014

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 1 to Registration Statement, solely in the capacity of the duly authorized representative of BCE Inc. in the United States, in the City of Newark, State of Delaware on this 22nd day of September 22nd, 2014.

Puglisi & Associates		Authorized Representative
in the United States
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director